AMERIS BANCORP

310 First Street, Southeast

Moultrie, Georgia 31768

February 3, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Era Anagnosti

Re:	Ameris Bancorp
Registration Statement on Form S-4
Filed December 7, 2015

Pre-Effective Amendment No. 1
Filed January 22, 2016

Pre-Effective Amendment No. 2
Dated February 2, 2016 and deemed filed February 3, 2016

File No. 333-208355

Ladies and Gentlemen:

On behalf of Ameris Bancorp (“ABCB”), we have transmitted for filing with the Securities and Exchange Commission (the “Commission”) a conformed copy of Pre-Effective Amendment No. 2 (“Amendment No. 2”) to ABCB’s Registration Statement on Form S-4 (File No. 333-208355) (as amended from time to time, the “Registration Statement”), marked to show changes from Pre-Effective Amendment No. 1, filed on January 22, 2016 (“Amendment No. 1”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 2 revises the Registration Statement in response to the verbal comments (the “Verbal Comments”) of the Staff of the Commission (the “Staff”) conveyed to Lori A. Gelchion, with Rogers & Hardin LLP, counsel to ABCB, on or about January 28, 2016. Amendment No. 2 also includes other revisions that are intended to update the information contained in the Registration Statement. For the convenience of the Staff, the Verbal Comments are summarized in this letter below, followed by ABCB’s responses thereto.

Securities and Exchange Commission

Division of Corporation Finance

February 3, 2016

Verbal Comments

On or about January 28, 2016, Mr. Josh Samples, Staff Attorney with the Commission, conveyed to Ms. Gelchion that footnote no. 1 to the Calculation Fee Table included in Amendment No. 1 (“Footnote 1”) should be revised to acknowledge that any shares to be issued in the merger that are not covered by the Registration Statement at the time it is declared effective (the “Additional Shares”) would be registered in a new, separate registration statement in accordance with Rule 413 of the Securities Act of 1933, as amended (the “Securities Act”).

Based on SEC Compliance and Disclosure Interpretation, Securities Act Rules, Question 610.01, located at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm (“C&DI 610.01”), the Additional Shares in an amount and at a price that together represent no more than 20% of the aggregate maximum offering price could be registered on a short-form registration statement in accordance with Rule 462(b) of the Securities Act.

C&DI 610.01 provides as follows:

An issuer filed a registration statement on Form S-4 for a merger. Inadvertently, the number of shares registered was not sufficient to cover certain shares issuable upon the exercise of options during the period after the effective date of the registration statement but prior to the consummation of the merger. Rule 413(a) does not permit the registration of additional shares by post-effective amendment. Counsel was informed that: (1) it could rely on Rule 462(b) to prepare and file a short-form registration statement provided the amount to be registered was within the 20% limit and the other conditions were met; or (2) it could file a new registration statement that could be combined with the earlier registration statement pursuant to Rule 429. [Jan. 26, 2009].

Consistent with C&DI 610.01, footnote no. 1 to the Calculation of Registration Fee table included in BNC Bancorp’s Pre-Effective Amendment No. 2 to the Registration Statement on Form S-4, filed on December 22, 2015, states that additional shares would be reflected in a registration statement filed pursuant to Rule 462(b) or Rule 429 of the Securities Act, as applicable. The original filing of BNC Bancorp’s Registration Statement did not include this statement. Presumably, this statement was added to BNC Bancorp’s Registration Statement by amendment in response to Staff comments similar to the Verbal Comments, although any such Staff comments are not available on EDGAR at this time. BNC Bancorp’s Registration Statement was declared effective on December 23, 2015.

Securities and Exchange Commission

Division of Corporation Finance

February 3, 2016

Based on the foregoing, Amendment No. 2 revises Footnote 1 to read in its entirety as follows:

The number of shares of the Registrant’s common stock being registered hereunder is based upon the anticipated number of such shares required to consummate the proposed merger of Jacksonville Bancorp, Inc. (“JAXB”) into the Registrant. The Registrant will remove from registration by means of a post-effective amendment any shares being registered that are not issued in connection with such merger. In the event the number of shares of the Registrant’s common stock required to be issued to consummate the proposed merger of JAXB into the Registrant is increased after the date this registration statement is declared effective, the Registrant will register such additional shares in accordance with Rule 413 under the Securities Act of 1933, as amended (the “Securities Act”), by filing a registration statement pursuant to Rule 462(b) or Rule 429 under the Securities Act, as applicable, with respect to such additional shares.

* * *

As requested by the Staff of the Commission, ABCB acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve ABCB from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) ABCB may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please contact Ms. Gelchion at 404-420-4646.

Very truly yours,

/s/ Dennis J. Zember Jr.

Dennis J. Zember Jr.
Chief Financial Officer